SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(c) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(d)
(Amendment No.             )1

ONCOLYTICS BIOTECH INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

6823 10-10-7 (CUSIP Number)

ANDREW D. GRASBY, SUITE 3300, 421-7TH AVENUE S.W.
CALGARY, ALBERTA T2P 4K9 (403) 260-3530

WITH COPY TO:

ALAN TALKINGTON, 400 SANSOME STREET
SAN FRANCISCO, CA 94111 (415) 392-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 14, 2002 AND JUNE 25, 2002*

(Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
On July 3, 2002 these reporting persons erroneously filed a Schedule 13D disclosing certain information about their acquisition of interests in the Issuer on June 14, 2002 and June 25, 2002. Upon recognizing this error, they have filed this Schedule 13G.

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 682310-10-7	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Dean Wilson Curtis

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canadian

	5.	Sole Voting Power 1,387,500**

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 576,389

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 1,387,500**

	8.	Shared Dispositive Power 576,389

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,889***

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person IN

**	Includes 1,384,500 shares described in the Schedule 13D filed July 3, 2002 and 3,000 shares acquired on August 7, 2002.
***	Includes 1,960,889 shares described in Schedule 13D filed July 3, 2002 and 3,000 shares acquired on August 7, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 682310-10-7	Page 3 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Curtis Investment Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

	5.	Sole Voting Power 576,389

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 1,387,500**

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 576,389

	8.	Shared Dispositive Power 1,387,500**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,889***

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person* CO

**	Includes 1,384,500 shares described in the Schedule 13D filed July 3, 2002 and 3,000 shares acquired on August 7, 2002.
***	Includes 1,960,889 shares described in the Schedule 13D filed July 3, 2002 and 3,000 shares acquired on August 7, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 4 of 6 Pages

Item 1(a).    Name of Issuer:

Oncolytics Biotech Inc. (“Oncolytics”)

Item 1(b).    Address of Issuer’s Principal Executive Offices:

Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7

Item 2(a).    Name of Person Filing:

Dean Wilson Curtis (“Curtis”) and Curtis Investment Corporation (“CIC”)

Item 2(b).    Address of Principal Business Office or, if None, Residence:

The residential address of Curtis and the business address of CIC is 902D, 500 Eau Claire Ave. S.W., Calgary, Alberta T2P 3R8

Item 2(c).    Citizenship:

Curtis is a Canadian citizen. CIC is an Alberta, Canada corporation.

Item 2(d).    Title of Class of Securities:

Common Stock

Item 2(e).    CUSIP Number:

682310-10-7

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 5 of 6 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4.    Ownership.

(a)    Amount beneficially owned:

Curtis:  1,387,500 Common Shares**
CIC:      576,389 Common Shares

(b)    Total percentage of class: 9.3%

(c)    Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Curtis:  1,387,500 Common Shares**
CIC:      576,389 Common Shares

(ii)  Shared power to vote or to direct the vote:

Curtis:  576,389 Common Shares
CIC:      1,387,500 Common Shares**

(iii)  Sole power to dispose or to direct the disposition of

Curtis:  1,387,500 Common Shares**
CIC:      576,389 Common Shares

(iv)  Shared power to dispose or to direct the disposition of

Curtis:  576,389 Common Shares
CIC:      1,387,500 Common Shares**

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

**Includes 1,384,500 shares described in the Schedule 13D filed July 3, 2002 and 3,000 shares acquired on August 7, 2002.

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 6 of 6 Pages

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2002	/s/ DEAN WILSON CURTIS
Dean Wilson Curtis

CURTIS INVESTMENT CORPORATION

	By:	/s/ DEAN WILSON CURTIS
Dean Wilson Curtis President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)